Exhibit 99.174
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the inclusion in this Registration Statement on Form 40-F of Thompson Creek Metals Company Inc. of our report dated October 24, 2007 relating to the amended consolidated financial statements for the years ended December 31, 2006 and 2005, which appear in such Registration Statement.
(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, BC
October 30, 2007